April 15, 2009

Via EDGAR (Correspondence)

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E. Mail Stop 7010
Washington, DC 20549-7010

Re:	Eaton Vance Corp. (together with its affiliates, the “Company”)
Form 10-K for the fiscal year ended October 31, 2008
Form 10-Q for the period ended January 31, 2009
File No. 1-8100

Dear Mr. Decker:

Thank you for your consideration of our original responses to you dated March 26, 2009. This letter sets forth our response to your letter of April 1, 2009 regarding the above-referenced periodic reports. Our response is set forth below following your comments.

Financial Statements

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

General

2.	We note your response to prior comment 5. We continue to believe that you should expand your disclosures to clearly discuss how and when you record revenue for each of the four primary pricing structures. For each structure, you should clearly disclose how and when you record revenue for commissions as well as distribution and service fees received. It should be clear how the revenue recognition differs based on the type of pricing structure. For example, the shareholder may be required to pay you an underwriter commission of up to 75 basis points of the dollar value of the shares sold under the front-end load commission pricing structure. Please disclose when you record this commission revenue. Please also clarify why you state that you do not receive underwriter commissions on front-end load commission sales in the last sentence of the paragraph discussing this pricing structure, which is inconsistent with the first sentence of the paragraph.

United States Securities and Exchange Commission
April 15, 2009

Response:

In preparing future filings, beginning with the Form 10-K filed for the fiscal year ended October 31, 2009, the Company will provide the following revenue recognition disclosure in full:

“Revenue Recognition

Investment advisory and administration fees

Investment advisory and administration fees for the funds and investment advisory fees for separate accounts managed by the Company are recorded in revenue as the services are performed. Such fees are primarily based on predetermined percentages of the market values of the assets under management. The Company’s fund investment advisory and administration fees are calculated principally as a percentage of average daily assets. The Company’s separate account investment advisory fees are calculated as a percentage of either beginning, average or ending monthly or quarterly assets. Investment advisory and administration fees for the funds are earned daily and paid monthly; investment advisory fees for separate accounts are earned daily and paid either monthly or quarterly. The Company may waive certain fees for investment and administration services at its discretion.

The Company has contractual arrangements with third parties to provide certain fund-related services, including subadvisory and distribution-related services. Pursuant to the guidance provided in EITF 99-19, “Reporting Revenue Gross as Principal versus Net as an Agent,” management’s determination of whether revenue should be reported gross based on the amount paid by the funds or net of payments to third party service providers is based on management’s assessment of whether the Company is acting as the principal service provider or is acting as an agent. The primary factors considered in assessing the nature of the Company’s role include: 1) if the Company is responsible for the fulfillment of the obligation, including the acceptability of the services provided, 2) if the Company has reasonable latitude to establish the price of the service provided; 3) if the Company has the discretion to select the service provider; and 4) if the Company assumes credit risk in the transaction.

Pursuant to management’s assessment of the criteria provided in the EITF consensus, investment advisory and administration fees are recorded gross of any subadvisory arrangements, with the corresponding fees paid to any subadvisor based on the terms of those arrangements included in other expenses. In instances where the Company acts as subadvisor or co-manager, investment advisory fees are recorded net.

Distribution, underwriter and service fees

Eaton Vance Distributors, Inc. (“EVD”) currently sells Eaton Vance open-end mutual funds under four primary pricing structures: front-end load commission (“Class A”); spread-load commission (“Class B”); level-load commission (“Class C”); and institutional no-load (“Class I”). Distribution and service fees for all share classes, as further described below, are calculated as a percentage of average daily assets and recorded in revenue as earned, gross of any third-party distribution and service fee arrangements. Both distribution and service fees are earned daily and paid monthly. The expenses associated with third-party distribution and service fee arrangements are recorded in distribution and service fee expense, respectively, as the services are provided by the third party. These expenses are also paid monthly.

United States Securities and Exchange Commission
April 15, 2009

For Class A shares, the shareholder pays an underwriter commission to EVD of up to 75 basis points of the dollar value of the shares sold. Underwriter commissions are recorded in revenue at the time of sale. Under certain conditions, the Company may waive the front-end sales load on Class A shares and the shares are sold at net asset value. EVD does not receive underwriter commissions on such sales. In addition, for most funds EVD generally receives (and then pays to authorized firms after one year) distribution and service fees of up to 30 basis points of average net assets annually. In the case of certain other funds, EVD may receive 50 basis points of distribution fees in the first year and 25 basis points of distribution fees thereafter and pay to authorized firms a service fee after one year not to exceed 25 basis points annually of average daily net assets.

Class B shares are offered at net asset value, with EVD paying a commission to the dealer at the time of sale from its own funds, which may be borrowed. Such payments are capitalized as deferred sales commissions and amortized over the period during which the shareholder is subject to a contingent deferred sales charge, which does not exceed six years. EVD recovers the dealer commissions paid on behalf of the shareholder through distribution fees limited to an annual rate of 75 basis points of the average net assets of the Class B shares. In addition, EVD receives (and then pays to authorized firms after one year) a service fee not to exceed 25 basis points annually of average net assets. Class B shares automatically convert to Class A shares after eight years of ownership.

For Class C shares, the shareholder pays no front-end commissions and no contingent deferred sales charges on redemptions after the first year. EVD pays a commission and the first year’s service fees to the dealer at the time of sale, which together are capitalized and amortized over the first year. EVD receives distribution fees and service fees similar to those for Class B shares at an annual rate of up to 75 basis points and 25 basis points, respectively, of average net assets of the Class. EVD pays both the distribution fee and service fee to the dealer after one year.

Class I shares are offered to certain types of investors at net asset value and are not subject to any sales charges, underwriter commissions, distribution fees or service fees. ”

The sentence that you reference in Note 2 above was inserted at the wrong point in the paragraph. The error has been corrected in our response above. We apologize for any confusion that this may have caused.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission. The Company also acknowledges that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
April 15, 2009

Please feel free to call me at (617) 672-8250, or Frederick Marius, Vice President and Chief Legal Officer, at (617) 672-8566 should you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,

/s/ Robert J. Whelan
Robert J. Whelan
Vice President, Treasurer and Chief
Financial Officer